United States securities and exchange commission logo





                              May 25, 2021

       Robert Steele
       Chief Executive Officer
       Thumzup Media Corporation
       711 S. Carson Street Suite 4
       Carson City, Nevada 89701

                                                        Re: Thumzup Media
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed April 29,
2021
                                                            File No. 333-255624

       Dear Mr. Steele:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 29, 2021

       Cover Page

   1. Please revise your disclosure throughout the filing to clarify that the selling stockholders will sell at a fixed
price or within a bona fide price range until your shares are listed or quoted on an
established public trading market, and thereafter at prevailing market prices or privately negotiated
prices. Please disclose the fixed price or bona fide price range in the prospectus. Refer
to Item 501(b)(3) of Regulation S-K.
   2. Please clarify that of the 2,765,438 shares of common stock being offered by the selling shareholders, 2,010,938
shares of common stock are issuable upon conversion of
                                                        promissory notes and
accrued interest held by the selling shareholders.
 Robert Steele
FirstName  LastNameRobert
Thumzup Media   CorporationSteele
Comapany
May        NameThumzup Media Corporation
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

3. Please disclose in the prospectus summary that you have not yet generated any revenue and that there is substantial doubt about your ability to continue as a going concern.
"Our officers and directors are engaged in other activities...", page 9

4. Please disclose the potential activities that could raise conflict of interest issues. We note your risk factor that your officers and directors "are engaged in activities that could have conflicts with our business interests" and that they "may engage in other activities."
Management's Discussion and Analysis of Financial Condition and Results of Operations
JOBS Act, page 18

5. You disclose here that you are an emerging growth company and that you have elected to opt in to the extended transition period for complying with new or revised accounting standards. Please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
Micro Influencer Software Technology, page 19

6. Please disclose any material assumptions and limitations associated with the comparison of your business to the growth of Uber, DoorDash, AirBnb, and Etsy. Specifically, clarify in which respects your company is similar to these examples and how the examples and the growth metrics provided relate to your technology and business plan.
Go to Market Strategy, page 28

7. Please disclose how you intend to calculate Return On Ad Spend. Phase Two, page 29

8. Please clarify your timing of Phase One and Phase Two and when you expect to begin generating revenue.
Management, page 31

9. Please include biographical disclosure regarding all executive officers and significant employees of the company. In this regard, we note that Daniel Lupinelli is listed as your
         Chief Technology Officer on your website and is a significant shareholder of the company. Also, provide executive compensation disclosure for Daniel Lupinelli and
         Lindsay Jones, your Acting Chief Financial Officer, or tell us why this disclosure is not required. Refer to Item 401 and Item 402(m)(2)(ii) of Regulation S-K. Robert Steele
FirstName  LastNameRobert
Thumzup Media   CorporationSteele
Comapany
May        NameThumzup Media Corporation
     25, 2021
May 25,
Page 3 2021 Page 3
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management and Related Shareholder
Matters, page 32

10. Please revise your security ownership table to be as of a more recent date so that the common stock sales between December 31, 2020 and April 28, 2021 are taken into account, and, if applicable, any beneficial owners of more than five percent of any class of your voting securities are disclosed in the table. Refer to Rule 13d-3(d). Refer to Item
         403 of Regulation S-K.
Signatures, page II-5

11. Please explain why Lindsay Jones, your Acting Chief Financial Officer, has not signed the registration statement and your Chief Executive Officer, Robert Steele, is also identified as the Principal Financial and Accounting Officer.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Aaron Grunfeld